Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

J.P. Morgan Global High Yield & Leveraged Finance Conference February 25 – 27, 2013

Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

Blockquote;Preformatted;z-Bottom of Form;z-Top of Form;Forward-Looking Statements and Risk Factors Statements made in these presentation slides and by representatives of LINN Energy, LLC and LinnCo, LLC (collectively the “Company”) during the course of this presentation that are not historical facts are forward-looking statements. These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, anticipated future developments, potential for reserves and drilling, completion of current and future acquisitions, future distributions, future growth, benefits of acquisitions, future competitive position and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to financial performance and results, indebtedness under LINN Energy’s credit facility and Senior Notes, access to capital markets, availability of sufficient cash flow to pay distributions and execute our business plan, prices and demand for natural gas, oil and natural gas liquids, LINN Energy’s ability to replace reserves and efficiently develop LINN Energy’s current reserves, LINN Energy’s ability to make acquisitions on economically acceptable terms, regulation, availability of connections and equipment and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. See “Risk Factors” in LINN Energy’s 2012 Annual Report on Form 10- K and any other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events. The market data in this presentation has been prepared as of February 22, 2013, except otherwise noted.

Blockquote;Preformatted;z-Bottom of Form;z-Top of Form;4 LINN Operations Berry Operations 7th largest public MLP/LLC and 11th largest domestic independent oil & natural gas company(1) LINE IPO in 2006 with enterprise value of ~$713 million Equity market cap Total net debt Enterprise value Large, long-life diversified reserve base(1) ~6.4 Tcfe total proved reserves 62% proved developed 54% oil and NGLs / 46% natural gas ~16 year reserve-life index ~19,000 gross productive oil and natural gas wells(2) LINN Overview Note: Market data as of February 22, 2013 (LINE and LNCO closing price of $38.49 and $39.27, respectively). All operational and reserve data as of December 31, 2012, pro forma for pending Berry transaction. Pro forma for pending Berry transaction. Well count does not include ~2,500 royalty interest wells. $11.8 billion $7.7 billion $19.5 billion(1)

Blockquote;Preformatted;z-Bottom of Form;z-Top of Form;Overview of Berry Petroleum High Quality Oil Portfolio Proved Reserves (MMBoe) Q4’12 Production (MBoe/d) ~40 Mboe/d ~75% Liquids Berry Asset Map 5 Source: Berry Petroleum’s Q4’12 operations press release.

6 First ever acquisition of a public C-Corp by an upstream LLC or MLP Structure allows for: Tax free transaction to Berry shareholders LINN to acquire Berry (C-Corp) and convert it into an LLC with no immediate payment of tax Financial Highlights Highly accretive to distributable cash flow per unit, ~$0.40 per unit (first full year) Plan to recommend an increase to LINE’s distribution of 6.2% for Q3’13 to $3.08 per unit (on an annualized basis) Immediate 2% increase to LNCO shareholders for Q1’13 to $2.90 per unit Plan to recommend an increase to LNCO’s dividend of 8.5% for Q3’13 to $3.08 per unit (on an annualized basis), including the 2% increase in Q1’13 Accretion expected to increase in subsequent years All stock consideration and greatly increased size result in significantly improved debt metrics Pending Berry Transaction Highlights

7 Operational Highlights (1) Berry’s long-life, low-decline, mature assets are an excellent fit ~15% decline rate Increased geographic presence in California, the Permian Basin, East Texas, and the Rockies, as well as the addition of a new core area in the Uinta Basin Increases LINN’s production by ~240 MMcfe/d, or 30% Increases LINN’s liquids reserves to ~54%, pro forma as of December 31, 2012 Berry’s reserves are ~75 percent liquids Increases LINN’s proved reserves by ~1.65 Tcfe, or 34% Berry’s probable and possible reserves total ~3.8 Tcfe Pending Berry Transaction Highlights Reserve estimates for pending Berry transaction based solely on data provided by seller.

# Hugoton Field Acquisition From BP

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

*On March 30, 2012, LINN closed a $1.2 billion[(1)] acquisition in the liquids-rich Kansas Hugoton Field from BP.*

- **Liquids-Rich**
  - Liquids-rich production of ~110 MMcfe/d
  - 37% NGLs / 63% natural gas
- **Excellent MLP Asset**
  - Low-decline rate of ~7%
  - Reserve life of ~18 years
  - Proved reserves of ~730 Bcfe, with 81% PDP
- **Platform For Growth**
  - ~800 future drilling locations on >600,000 contiguous net acres
  - ~500 identified recompletion opportunities in the Chase formation
  - 100% ownership of Jayhawk Gas Processing Plant
    - Significant excess capacity; currently 41% utilized
- **Strategic-Fit With LINN's Business Model**
  - Immediately accretive to DCF / unit
  - Little requirement for capital investment
  - Steady stream of predictable cash flow


Hamilton
Kansas
Kearny
Finney
Stanton
Grant
Haskell
Jayhawk Gas Plant
Morton
Stevens
Seward
Acquisition Acreage


KS
OK
TX



(1) Based on total consideration.

8

Jonah Field Acquisition From BP 9 Significant operated entry into the Green River Basin Long-life, low-decline natural gas asset Significant future drilling inventory ~1.2 Tcfe of identified resource potential from ~650 future drilling locations Hedged ~100% of net expected oil and natural gas production through 2017 Immediately accretive to DCF / unit(2) Strategic Rationale Asset Overview Production of ~145 MMcfe/d 55% operated by production Low-decline rate of ~14% Proved reserves of approximately 730 Bcfe (56% PDP) 73% natural gas, 23% NGL and 4% oil ~750 gross wells on >12,500 net acres Park Teton Albany Big Horn Carbon Converse Crook Fremont Goshen Hot Springs Johnson Laramie Lincoln Natrona Niobrara Platte Sheridan Sublette Sweetwater Uinta Washakie Weston Campbell Wyoming Oil Fields Natural Gas Fields Salt Creek Jonah Acquisition Acreage Field Area Sublette County On July 31, 2012, LINN closed a $1.0 billion (1) acquisition in Wyoming’s Jonah Field from BP. Based on total consideration. Distributable cash flow per unit.

# Anadarko Salt Creek Joint-Venture

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

*On April 3, 2012, LINN acquired 23% of Anadarko's ("APC") interest in the Salt Creek Field, one of the largest $CO_2$ EOR projects in North America.*

## Strategic Rationale

- Unique, high growth asset with low decline rate
- Expect steady production growth for ~10 years
- Expect to greatly benefit from APC's extensive $CO_2$ experience
- Potential to transfer enhanced oil recovery ("EOR") technology to LINN's existing asset base
- Immediately accretive to DCF / unit

## Asset Overview

- Expect to invest ~$600 million over the next 3-6 years
  - $400 million of APC's development costs
  - $200 million net to LINN's interest
- Net production ~1,600 BOPD (first 12 months)[1]
  - Expect to double net production by 2016
- Low-decline rate of <7% and reserve life of ~28 years
- Estimated ~1 billion gross barrels of oil remaining in place



Wyoming
Salt Creek
Park
Big Horn
Sheridan
Campbell
Crook
Washakie
Weston
Teton
Hot Springs
Johnson
Natrona
Fremont
Sublette
Lincoln
Niobrara
Converse
EXXON LaBarge Field
EXXON Shute Creek Plant
Platte
Goshen
Carbon
Sweetwater
Uinta
Oil Fields
Natural Gas Fields
$CO_2$ Pipelines
Natural Gas Pipelines



Barrels Oil per Day
100,000
10,000
1,000
Primary
Secondary
Tertiary
19.9%
24.4%
9.9%
1910
1930
1950
1970
1990
2010
Year

(1) LINN Energy, LLC estimates.

10

z-Top of Form;Growth Through Accretive Acquisitions Value of Acquisitions Per Year (1) 11 ~$14 billion in acquisitions since the Company’s inception Includes 58 separate transactions(1) Includes 15 acquisitions comprising the Appalachian Basin properties sold in July 2008. Represents the implied transaction value for Berry as of February 20, 2013. (2)

LINN Has Created an Acquisition Machine Screened 189 opportunities Bid 41 for ~$10.1 billion Closed 13 for ~$1.4 billion Screened 122 opportunities Bid 31 for ~$7.5 billion Closed 12 for ~$1.5 billion Based on total consideration. Represents the implied transaction value for Berry as of February 20, 2013. (1) (2) Historical Acquisitions and Joint Venture (1) 12 Screened 246 opportunities Bid 20 for ~$9.2 billion Closed 7 for ~$2.9 billion 2010 2011 2012 (1) Total ~$10.1 Billion Since 2010

MLP and Independent E&P Rankings Note: Market data as of February 22, 2013 (LINE and LNCO closing price of $38.49 and $39.27, respectively). Source: Bloomberg. Pro forma for pending Berry transaction. LINN is one of the largest MLP and independent E&P companies 7th largest public MLP/LLC 11th largest domestic independent oil & natural gas company 13

# LinnCo Structure

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

| LINE | LNCO |
|---|---|
| ▶ Current *distribution* of \$2.90 / unit(1) | ▶ Estimated *dividend* of \$2.90 / share(2) |
| ▶ Schedule K-1 (partnership) | ▶ Form 1099 (C-Corp.) |


LINE Unitholders
LNCO Shareholders
\$2.90 Distribution
\$2.90 Dividend
Common Shares
LinnCo
\$2.90 Distribution
LLC Units
LLC Units
LINN Energy, LLC

- *Tax shield to LinnCo on LINN Energy's distribution estimated to be 100%+*
- *LINN has agreed to pay LinnCo ~\$6 million per year for 3 years*

▶ **Investors now have the ability to own LINN Energy two ways:**

- LINE (Partnership for tax purposes / K-1)
- LNCO (C-Corp. for tax purposes / 1099)

(1) Represents annualized distribution based on Q412 distribution of \$0.725 per unit announced on January 24, 2013.
(2) Represents annualized dividend based on estimated increase in Q1'13 (subject to Board approval).

14

LinnCo Structure – Advantages 15 Shareholders receive Form 1099 rather than a Schedule K-1 No state income tax filing requirements No UBTI(1) implications Reduces Tax Reporting Burdens Estimated tax at LinnCo 0% for 2013 2% – 5% long-term Efficient Tax Structure Unrelated business taxable income. Simple & Fair Structure 1 LinnCo share = 1 vote of LINN unit Similar economic interest

# LinnCo IPO Recap

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

- **LinnCo's $1.3 billion IPO represents a landmark transaction for the energy sector**
  - Largest E&P IPO
  - 3rd largest energy IPO
  - 3rd largest 2012 IPO
- **Strong institutional demand of ~$2.0 billion**
  - 83% institutional allocation
  - 126 individual institutional orders (~83% new to LINN)
- **Record-breaking retail demand of ~$1.7 billion**
- **Underwriters exercised full overallotment option on the first day due to strong aftermarket trading performance**

16

17 Structure Immediately Post Merger Public LINE Unitholders Public LNCO Shareholders and Former BRY Shareholders ~65.5% 100% ~34.5% 100% 100% Berry Bonds & Revolver Existing Assets Berry LINN Bonds & Revolver Existing Berry Assets

18 Future Refinancing Opportunities All stock deal for Berry coupled with increased size of LINN provides for meaningful improvement in credit metrics Debt / EBITDA expected to be ~3.6x for the second half of 2013 Source: SEC public filings. As of December 31, 2012. As of September 30, 2012 (latest publicly available data).

# Significant Hedge Position
## (Does Not Include Announced Berry Transaction)

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

- **LINN is hedged ~100% on expected natural gas production through 2017; and ~100% on expected oil production through 2016**
- **Puts provide price upside opportunity**

## Natural Gas Positions



Volumes (MMcf/d)
550
500
450
400
350
300
250
200
150
100
50
-
$5.31
$5.42
46%
$5.22
$5.14
$5.00
41%
$5.25
$5.12
$5.00
34%
$5.19
$4.48
$5.00
35%
$4.20
$4.48
$4.88
36%
$4.26
$5.00
2013
2014
2015
2016
2017
2018
Swaps
Puts (1)
Percent Puts (2)

## Oil Positions



Volumes (Bbls/d)
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
$95.57
$97.86
21%
$94.97
$92.52
$91.30
25%
$92.92
$94.81
$90.00
23%
$96.23
$90.44
$90.00
22%
$90.56
$89.10
$90.00
$89.02
2013
2014
2015
2016
2017
Swaps (3)
Puts
Percent Puts (2)

Note: Except as otherwise indicated, illustrations represent full-year natural gas hedge positions through 2018 and oil positions through 2017, as of December 31, 2012.
(1) Excludes natural gas puts used to hedge NGL revenues associated with BP Hugoton acquisition.
(2) Calculated as percentage of hedged volume in the form of puts.
(3) Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at a price of $100.00 per Bbl for each of the years ending December 31, 2017, and December 31, 2018, and $90.00 per Bbl for the year ending December 31, 2019, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year. The extension for each year is exercisable without respect to the other years.

19

C-Corp. Peers % Hedged (1) Note: LINN’s hedge percentages based on internal estimates. Excludes NGL production and natural gas puts used to hedge NGL revenues associated with BP Hugoton acquisition. Source: Production estimates based on Bloomberg consensus, and hedge information based on publicly available sources. Represents simple average and peer group includes: CLR, FST, XEC, KWK, NFX, PXD, PXP, RRC, SWN and WLL. Represents simple average and peer group includes: BBEP, EVEP, LGCY, LRE, MEMP, MCEP, PSE, QRE and VNR. LINN’s cash flow is notably more protected from oil and natural gas price uncertainty than its C-Corp. and Upstream MLP peers Prolonged periods of weak commodity prices could put further pressure on E&P C-Corps. Significant Hedge Position (Equivalent Basis) (Does Not Include Announced Berry Transaction) % Swaps % Puts 20 Upstream MLP Peers % Hedged (2)

2006 2007 2008 2009 2010 2011 Distribution Stability and Growth 21 Distribution History (2) Growth (58%) Stability During Credit Crisis LINN has performed well through all kinds of commodity price cycles Distribution stability maintained throughout the Credit Crisis (i.e. 2008 – 2009) 16 out of 74 MLPs (or 23%) were forced to reduce or suspend distributions(1) WTI Crude Oil Henry Hub Natural Gas Quarterly Distributions Source for commodity prices: Bloomberg. Source: Wells Fargo Securities, LLC research note entitled “MLP Primer - - Fourth Edition” published on November 19, 2010. The Q1 2006 distribution, adjusted for the partial period from the Company’s closing of the IPO on January 19, 2006 through March 31, 2006, equates to $0.32 per unit. Cont. Growth (15%) 2012

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Note: Market data as of February 22, 2013 (LINE closing price of $38.49). Source: Bloomberg. LINN Total Return and Stock Price Appreciation (LINE IPO – Present of ~244%) LINN Historical Return 22 ~37% ~24% ~83% ~179% ~244%

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Attractive Valuation LINN represents an attractive value relative to other yield segments 23 Note: Market data as of February 22, 2013 (LINE and LNCO closing price of $38.49 and $39.27, respectively). Source: Bloomberg. Based on annualized Q3’13E distribution / dividend of $0.77 per unit / share (subject to Board approval). Current Yields (1) (1)

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Size of Institutional Yield Market is Substantial Substantial Substantial 24 The top 10 equity income mutual funds have an aggregate of ~$263 billion of assets AUM ($MM) Source: Morningstar and FactSet (data as of January 18, 2013). Average Portfolio Yield of ~1.8%

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25 Size Advantage in E&P MLP/LLC Market LINN has a significant size advantage in the E&P MLP/LLC market Greater access to capital markets Ability to complete larger transactions E&P market presents significantly more acquisition opportunities than rest of MLP market E&P Sector has room to grow; $36 billion versus $476 billion for all other sectors LINE vs. Other Upstream MLPs(1) MLP/LLC Total EV: $512 Billion(3) $36 Billion $476 Billion (2) Note: Market data as of February 22, 2013 (LINE closing price of $38.49). Source: Bloomberg. Excludes Constellation Energy Partners and Dorchester Minerals LP. Pro forma for announced Berry transaction. Includes all U.S. energy MLPs recognized by the National Association of Publically Traded Partnerships (NAPTP).

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High quality asset base Multi-year inventory of high-return development opportunities Long-life reserves (~16 years) Diversified asset base (7 core areas / ~19,000 gross producing wells) Extensive hedge positions; reduced commodity risk Acquisitions Excellent acquisition track record (58 transactions for ~$14 billion) ~$1.4 billion(1) completed in 2010 ~$1.5 billion(1) completed in 2011 ~$2.9 billion(1) completed in 2012 ~$4.3 billion(2) announced in 2013 Organic Growth ~30% growth from 2010 vs. 2011 ~15% growth from 2011 vs. 2012 LinnCo IPO has the potential to be a game-changer in terms of access to equity capital First in class track record in capital markets Total capital raised since IPO: $6.4 billion of equity(3) $5.4 billion of bonds $11.8 billion total 26 Why Invest in LINN? Stable Cash Flows Growth Drivers Financial Strength Note: All operational and reserve data as of December 31, 2012, pro forma for pending Berry transaction. Based on total consideration. Represents the implied transaction value for Berry as of February 20, 2013. Includes LNCO IPO.

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Financial Appendix

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28 Proved Reserves

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The Company defines adjusted EBITDA as net income (loss) plus the following adjustments: Net operating cash flow from acquisitions and divestitures, effective date through closing date; Interest expense; Depreciation, depletion and amortization; Impairment of long-lived assets; Write-off of deferred financing fees; (Gains) losses on sale of assets and other, net; Provision for legal matters; Loss on extinguishment of debt; Unrealized (gains) losses on commodity derivatives; Unrealized (gains) losses on interest rate derivatives; Realized (gains) losses on interest rate derivatives; Realized (gains) losses on canceled derivatives; Realized gains on recovery of bankruptcy claim; Unit-based compensation expenses; Exploration costs; and Income tax expense (benefit). Adjusted EBITDA is a measure used by Company management to indicate (prior to the establishment of any reserves by its Board of Directors) the cash distributions the Company expects to make to its unitholders. Adjusted EBITDA is also a quantitative measure used throughout the investment community with respect to publicly-traded partnerships and limited liability companies. Adjusted net income is a performance measure used by Company management to evaluate its operational performance from oil and natural gas properties, prior to unrealized (gains) losses on derivatives, realized (gains) losses on canceled derivatives, realized gain on recovery of bankruptcy claim, impairment of long-lived assets, loss on extinguishment of debt and (gains) losses on sale of assets, net. Historical Financial Statements Reconciliation of Non-GAAP Measures 29

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The following presents a reconciliation of net income (loss) to adjusted EBITDA: Historical Financial Statements Adjusted EBITDA 30

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The following presents a reconciliation of net income (loss) to adjusted net income: Historical Financial Statements Adjusted Net Income 31

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Reserve Replacement / F&D Calculations Reconciliation of Non-GAAP Measures (Oil and natural gas capital costs expended) divided by (Annual additions) (Annual additions) divided by (Annual production) (Oil and natural gas capital costs expended, excluding acquisitions) divided by (Annual additions, excluding acquisitions) (Annual additions, excluding acquisitions) divided by (Annual production) Not meaningful due to the impact of a significant decrease in year-end natural gas prices at December 31, 2012, compared to December 31, 2011. 32

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The U.S. Securities and Exchange Commission (“SEC”) permits oil and gas companies, in their filings with the SEC, to disclose only resources that qualify as “reserves” as defined by SEC rules. We use terms describing hydrocarbon quantities in this presentation including “inventory” and “resource potential” that the SEC’s guidelines prohibit us from including in filings with the SEC. These estimates are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are substantially less certain. Investors are urged to consider closely the reserves disclosures in LINN Energy’s Annual Report on Form 10-K for the year ended December 31, 2012, available from LINN Energy at 600 Travis, Suite 5100, Houston, Texas 77002 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov. In this communication, the terms other than “proved reserves” refer to the Company’s internal estimates of hydrocarbon volumes that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates may be based on economic assumptions with regard to commodity prices that may differ from the prices required by the SEC to be used in calculating proved reserves. In addition, these hydrocarbon volumes may not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or the SEC’s oil and gas disclosure rules. Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be ultimately recovered from the Company’s interests may differ substantially from the Company’s estimates of potential resources. In addition, our estimates of reserves may change significantly as development of the Company’s resource plays and prospects provide additional data. 33

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LinnCo intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry’s Investor Relations department at (866) 472-8279 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s directors and executive officers is available in LINN’s proxy statement dated March 12, 2012, for its 2012 Annual Meeting of Unitholders. Information about LinnCo’s directors and executive officers is available in LinnCo’s Registration Statement on Form S-1 dated June 25, 2012, as amended, with respect to its initial public offering of common shares. Information about Berry’s directors and executive officers is available in Berry’s proxy statement dated April 6, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of LINN, LinnCo, Berry or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of LINN to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this document are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.